Exhibit 23
Consent of Independent Registered Public Accounting Firm
We consent to incorporation by reference in the Registration Statements (Form S-8 No. 333-92495) of our report dated June 28, 2011, relating to the statements of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 Annual Report on Form 11-K of the Huttig Building Products, Inc. Savings and Profit Sharing Plan.
/s/ Brown Smith Wallace, L.L.C.
June 28, 2011
St. Louis, Missouri